GoldenTree Asset Management, LP 300 Park Avenue 25th Floor New York, NY 10022 Telephone 212.847.3500 Toll Free 866.465.GTAM Facsimile 212.847.3535

April 9, 2019

Fellow Oi S.A. Shareholders:

We are writing to you as a shareholder of Oi S.A. (“Oi” or Company”). GoldenTree Asset Management LP (“GoldenTree”) is investment manager for funds and accounts which together comprise the largest shareholder of the Company.

As you may be aware, Oi is holding a Combined Annual General Meeting on April 26, 2019 at which shareholders are being asked to vote on a number of items, including the approval of Long-Term Compensation Incentive Plans based on shares issued by Oi to members of the Board of Directors and officers (items (ii) and (iii) of the Extraordinary General Meeting agenda). GoldenTree is supportive of these proposals.

GoldenTree wants to insure that the interests of the Company, its shareholders, its Board of Directors and its management are fully aligned, and that the Company is able to attract and retain the highest caliber managers to execute a difficult operational turnaround. In order to assist with this turnaround, former creditors of the Company, many of which are now its shareholders, agreed to convert a majority of their debt into equity. Shareholders of the Company then invested BRL 4 Billion of new capital through one of the largest rights offerings in Brazil’s history, of which GoldenTree was the largest participant. A successful turnaround now requires on the part of the Board of Directors and management bold leadership, operational expertise, keen focus and the expenditure of extraordinary time. We believe that share based long-term incentive plans provide the right compensation structure to align stakeholder interests and attract and retain the highest quality boards and management teams for such a transformative undertaking.

The Long-Term Compensation Incentive Plans proposed by the Board will create appropriate incentives and, if the turnaround is successful, reward the Board of Directors and management for their leadership. We urge that you support these proposals, which we consider important for the recovery and success of the Company.

Sincerely,

GoldenTree Asset Management LP